March 27, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:          Michael R. Clampitt
                        Justin Dobbie

        Re:          The South Financial Group, Inc.
                        Post-Effective Amendment No. 3 to Registration Statement on Form S-3
                        Filed March 4, 2009
                        File No. 333-151484

Gentlemen:

                        On behalf of The South Financial Group, Inc. (“TSFG” or the “Company”), we hereby submit the responses of TSFG to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated March 27, 2009 with respect to the above-referenced filing.

                        This letter and TSFG’s Post Effective Amendment No. 4 (the “Amendment”) to the Registration Statement on Form S-3 (File No. 333-151484) are being filed with the Commission electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with a courtesy copy of the Amendment marked to indicate changes from the version filed on March 26, 2009.

Michael R. Clampitt
Justin Dobbie
March 27, 2009

                        For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of TSFG, as applicable. All references to page numbers in these responses are to the pages in the marked version of the Amendment.

Incorporation of Certain Documents by Reference, page 1

Please revise to incorporate by reference into the prospectus all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2008, including all Current Reports filed on Form 8 K. Refer to Item 12(a)(2) of Form S-3.

                        Response:

                        The disclosure on page one of the Amendment has been revised to reflect the Staff’s comment.

Exhibit 5.1

We note that the number of shares covered in the legality opinion is inconsistent with the number of shares being registered. Please revise accordingly.

                        Response:

                        Exhibit 5.1 has been revised to reflect the Staff’s comment.

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                        Please contact the undersigned (telephone no. 212-403-1000) of Wachtell, Lipton, Rosen & Katz, counsel to TSFG, should you require further information or have any questions.

Sincerely,

/s/ Nicholas G. Demmo
Nicholas G. Demmo